SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. .....)

                                   1ST BANCORP
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                        ---------------------------------
                         (Title of Class of Securities)

                                   31867L-10-0
                        ---------------------------------
                                 (CUSIP Number)

           George W. Astrike, Chairman and Chief Executive Officer or
            Mark A. Schroeder, President and Chief Operating Officer
                             German American Bancorp
                                 711 Main Street
                              Jasper, Indiana 47546
                                 (812) 482-1314
                       ----------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 6, 1998
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31867L-10-0               SCHEDULE 13D

(1)      Name of Reporting Person: German American Bancorp
         S.S. or I.R.S. Identification No. of Above Person: 35-1547518

(2)      Check the Appropriate Box if a Member of a Group (See Instructions):
                           (a)  [ ]
                           (b)  [ ]


(3)      SEC Use Only



(4)      Source of Funds (See Instructions):  WC



(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]


(6)      Citizenship or Place of Organization:

         Indiana

                                    (7)     Sole Voting Power:
  Number of                                          *
  Shares
  Beneficially                      (8)     Shared Voting Power:
  Owned by                                            0*
  Each Reporting
  Person With                       (9)     Sole Dispositive Power:
                                                       *

                                   (10)     Shared Dispositive Power:
                                                     0*

(11)     Aggregate Amount Beneficially Owned by Reporting Person:
                  *

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]


         (13)     Percent of Class Represented by Amount in Row 11:
                           16.6%**

         (14)     Type of Reporting Person (See Instructions):
                           CO

         *The shares that are the subject of this filing are purchasable by German American Bancorp ("German American") upon exercise of an option (the "Option") issued to German American on August 6, 1998, and described in Item 4 of this report. Prior to the exercise of the Option, German American is not entitled to any rights as a shareholder of 1ST BANCORP as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. German American expressly disclaims beneficial ownership of any of the shares of common stock of 1ST BANCORP which are purchasable by German American upon exercise of the Option.

         **The percentage indicated represents the percentage of the total outstanding shares of common stock of 1ST BANCORP as of August 6, 1998, taking into consideration the 218,142 shares of 1ST BANCORP common stock issuable pursuant to the Option. For the reasons discussed in the footnote above, German American expressly disclaims beneficial ownership of any of the shares of common stock of 1ST BANCORP which are purchasable by German American upon exercise of the Option.

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock of 1ST BANCORP, $1.00 par value per share ("1ST BANCORP Common Stock"). 1ST BANCORP is an Indiana corporation whose principal executive offices are located at 101 North Third Street, Vincennes, Indiana 47591.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by German American, an Indiana-chartered bank holding company whose principal executive offices are located at 711 Main Street, Jasper, Indiana 47546.

     To the best of German American's knowledge, during the last five years, neither German American nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor has German American or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of German American.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     It is presently anticipated that shares of 1ST BANCORP Common Stock as described in Item 4 would be purchased with working capital funds of German American.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to an Agreement and Plan of Reorganization, dated as of August 6, 1998 (the "Agreement"), by and between German American and 1ST BANCORP, and in consideration thereof, 1ST BANCORP issued an option to German American on August 6, 1998 (the "Option") to purchase, under certain conditions, up to 218,142 shares of 1ST BANCORP Common Stock, subject to adjustment under certain circumstances, at a per share purchase price equal to $50.94 (the "Purchase Price"). The Option was issued to German American pursuant to a Stock Option Agreement, dated as of August 6, 1998 (the "Option Agreement"), between German American and 1ST BANCORP.

     The Agreement provides, among other things, for the merger of 1ST BANCORP with and into German American, with German American as the corporation surviving the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of German American and 1ST BANCORP shareholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of 1ST BANCORP Common Stock shall be converted into shares of German American Common Stock, no par value, at an exchange ratio which shall be calculated as follows. The "Exchange Ratio" shall be determined by valuing each share of German American Common (the "GA Common Value") at the average of the highest closing bid and the lowest closing asked prices of German American Common Stock as reported by the NASDAQ National Market System for the 15 trading days ending on the second trading day preceding the closing date (the "Valuation Period"). The GA Common Value shall then be divided into the sum of $57,120,000 to establish (to the nearest whole share) the aggregate number of shares of German American Common Stock into which all of the then issued and outstanding shares of 1ST BANCORP Common shall be converted at the effective time of the Merger. Notwithstanding the above, if the GA Common Value exceeds $33.00 per share, then the aggregate number of shares to be issued in the Merger will be determined by using $33.00 as the GA Common Value. Similarly, if the GA Common Value is below $28.00 per share, then the aggregate number of shares to be issued in the Merger will be determined by using $28.00 as the GA Common Value. The number of shares of German American Common as so calculated shall then be divided by the number of shares of 1ST BANCORP Common that are issued and outstanding as of the effective time of the Merger, with the quotient therefrom (carried to the fourth figure past the decimal point) being the Exchange Ratio.

     If (i) German American is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, German American may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

          (a) 1ST BANCORP shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than German American or any subsidiary of German American) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving 1ST BANCORP or its subsidiaries,
               (2) the sale, lease, exchange or other disposition of 20 percent or more of the consolidated assets of 1ST BANCORP and its subsidiaries, or (3) the issuance, sale or other disposition or 20 percent or more of the voting securities of 1ST BANCORP or any of its subsidiaries; or

          (b) any third party (other than German American or any subsidiary of German American) acquires, or obtains the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of 1ST BANCORP Common Stock; provided, however, that the Option will terminate upon the earliest of: (i) the Effective Time (as defined in the Agreement); (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or covenant by 1ST BANCORP (a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (defined in the Option Agreement as
               (A) the commencement by any third party of a tender or exchange offer to purchase 15 percent or more of the outstanding shares of 1ST BANCORP Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the shareholders of 1ST BANCORP to approve the Agreement, the failure to hold a meeting of the 1ST BANCORP shareholders to approve the Agreement, or the withdrawal or modification in a manner adverse to German American, of the recommendation of 1ST BANCORP's Board of Directors with respect to the Agreement); (iii) 18 months after the termination of the Agreement by German American pursuant to a Default Termination; or (iv) 18 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     If German American has exercised the Option, then at the request of German American at any time, beginning on the first occurrence of certain events, including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of 1ST BANCORP Common Stock, and ending upon the earlier of 18 months immediately thereafter or termination of the Option, 1ST BANCORP will repurchase from German American (i) the Option, and (ii) all shares of 1ST BANCORP Common Stock purchased by German American pursuant to the Option Agreement, at a specified price.

     Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of 1ST BANCORP with, or sale by 1ST BANCORP of substantially all of its assets to, a third party (other than German American or a subsidiary of German American), the Option must be converted into, or exchanged for, an option, at the election of German American, of another corporation or 1ST BANCORP (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

     Copies of the Agreement and the Option Agreement are incorporated by reference herein as Exhibit A and Exhibit B, respectively, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF 1ST BANCORP.

     The 218,142 shares of 1ST BANCORP Common Stock which are purchasable by German American upon exercise of the Option are equal to approximately 19.9 percent of 1ST BANCORP Common Stock, based on the 1,096,189 shares of 1ST
BANCORP Common Stock issued and outstanding on August 6, 1998, before taking into consideration the 218,142 shares of 1ST BANCORP Common Stock that would be issued pursuant to the Option.

     The Option Agreement contains anti-dilution provisions which provide that the number of shares of 1ST BANCORP Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in 1ST BANCORP Common Stock or the subdivision or reclassification of 1ST BANCORP Common Stock, as set forth in the Option Agreement. If any additional shares of 1ST BANCORP Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option) shall be adjusted so that such number of shares following such issuance shall not exceed the lesser of (i)
19.9 percent of the number of shares of 1ST BANCORP Common Stock then issued and outstanding without giving effect to the Option and (ii) that minimum number of shares of 1ST BANCORP Common Stock which when aggregated with any other shares of 1ST BANCORP Common Stock beneficially owned by German American or any affiliate thereof would cause the provisions of certain Indiana takeover laws to be applicable to the Merger or the Option.

         German American expressly disclaims any beneficial ownership of the shares of 1ST BANCORP Common Stock which are purchasable by German American upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

     Other than as set forth in this Item 5, to the best of German American's knowledge (i) neither German American nor any subsidiary or affiliate of German American or any of its or their executive officers or directors beneficially owns any shares of 1ST BANCORP Common Stock, and (ii) there have been no transactions in the shares of 1ST BANCORP Common Stock effected during the past 60 days by German American, nor to the best of German American's knowledge, by any subsidiary or affiliate of German American or any of its or their executive officers or directors.

     No other person is known by German American to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1ST BANCORP Common Stock obtainable by German American upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF 1ST BANCORP.

     Other than the Agreement, including the Option Agreement, a copy of which is incorporated by reference herein, to the best of German American's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of 1ST BANCORP.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The Exhibits described in the Exhibit Index immediately following the "Signature" page of this Schedule (which is incorporated herein by reference) are hereby filed as part of this Schedule.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     GERMAN AMERICAN BANCORP


Date:   August 17, 1998              By: /s/ Mark A. Schroeder
                                         Mark A. Schroeder
                                         President and Chief Operating Officer

                                  EXHIBIT INDEX

          Exhibit A -- Agreement and Plan of  Reorganization  by and between 1ST
               BANCORP and German American Bancorp, dated August 6, 1998. The copy of this exhibit filed as Exhibit 2.3 to German American's Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998, is incorporated herein by reference.

          Exhibit B -- Stock  Option  Agreement  by and  between 1ST BANCORP and
               German American Bancorp, dated August 6, 1998. The copy of this exhibit filed as Exhibit 2.4 to German American's Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998, is incorporated herein by reference.

                               APPENDIX TO ITEM 2

                                                                 PRINCIPAL OCCUPATION OR NAME OF BUSINESS,
                         POSITION WITH                           PRINCIPAL BUSINESS AND PRINCIPAL BUSINESS
   NAME                  GERMAN AMERICAN BANCORP                 ADDRESS

George W. Astrike     Director and Chairman of the Board and      Chairman and Chief Executive Officer
                      Chief Executive Officer                     German American Bancorp
                                                                  711 Main St., P.O. Box 810
                                                                  Jasper, IN  47546

David G. Buehler      Director                                    President and Chief Executive Officer
                                                                  Buehler Foods, Inc.
                                                                  100 W. 12th Ave.
                                                                  Jasper, IN  47546

James E. Essany       Senior Vice President/Marketing             Senior Vice President/Marketing
                                                                  German American Bancorp
                                                                  711 Main St., P.O. Box 810
                                                                  Jasper, IN  47546

Urban R. Giesler      Treasurer and Secretary                     Treasurer and Secretary
                                                                  German American Bancorp
                                                                  711 Main St., P.O. Box 810
                                                                  Jasper, IN  47546

David B. Graham       Director                                    Chairman of the Board
                                                                  Graham Farms, Inc and
                                                                  Graham Cheese Corporation
                                                                  P.O. Box 391
                                                                  Washington, IN  47501

William R. Hoffman    Director                                    Self-employed farmer
                                                                  5666 W. 580 N.
                                                                  Jasper, IN 47546

Michael Lett          Director                                    Partner, Lett & Jones
                                                                  103 North
                                                                  Loogootee, IN  47553

Gene C. Mehne         Director                                    President and Manager
                                                                  Mehne Farms, Inc.
                                                                  3563 West Portersville Rd. E.
                                                                  Jasper, IN 47546

A.W. Place, Jr.       Director                                    President and Chief Executive Officer
                                                                  Jasper Rubber Products, Inc.
                                                                  1010 1st Ave.
                                                                  Jasper, IN  47553

Robert L. Ruckriegel  Director                                    President
                                                                  BR Associates, Inc.
                                                                  4201 Mannheim Rd.
                                                                  Jasper, IN  47546

Stan J. Ruhe          Executive Vice President, Credit            Executive Vice President,
                      Administration                              Credit Administration
                                                                  German American Bancorp
                                                                  711 Main St., P.O. Box 810
                                                                  Jasper, IN  47546

Mark A. Schroeder     Director, President and Chief               President and Chief Operating Officer
                      Operating Officer                           German American Bancorp
                                                                  711 Main St., P.O. Box 810
                                                                  Jasper, IN  47546

Larry J. Seger        Director                                    Sales Manager and Secretary/Treasurer
                                                                  Wabash Valley Produce, Inc.
                                                                  4886 E 450 N
                                                                  Dubois, IN  47527

Joseph F. Steurer     Director                                    Chairman and Chief Executive Officer
                                                                  JOFCO, Inc.
                                                                  402 E 13 St
                                                                  Jasper, IN  47546

C.L. Thompson         Director                                    President
                                                                  Thompson Insurance, Inc.
                                                                  514 E Main
                                                                  Washington, IN  47501

Richard E. Trent      Chief Financial Officer                     Chief Financial Officer
                                                                  German American Bancorp
                                                                  711 Main St., P.O. Box 810
                                                                  Jasper, IN  47546

Michael J. Voyles      Director                                   President
                                                                  MJV, Inc.
                                                                  Illinois St.
                                                                  Petersburg, IN  47567